Filed Pursuant to Rule 253(g)(2)
File No. 024-12738

CROWDCASTING INC.

A California Corporation

UP TO 25,000,000 SHARES OF COMMON STOCK

Offering Price: $1.00 per Share

Maximum Aggregate Offering: $25,000,000

OFFERING CIRCULAR SUPPLEMENT NO. 1

Dated August 28, 2026

TO THE OFFERING CIRCULAR DATED MARCH 17, 2026

This Offering Circular Supplement No. 1 (this "Supplement") supplements and should be read together with the Offering Circular of Crowdcasting Inc. (the "Company") dated March 17, 2026, included in the Company's Offering Statement on Form 1-A, File No. 024-12738. The Securities and Exchange Commission qualified the Offering Statement on May 14, 2026.

This Supplement is being filed pursuant to Rule 253(g)(2) under Regulation A to place the Company's current offering information on the public EDGAR record. Except as expressly stated in this Supplement, the terms of the qualified Regulation A offering remain unchanged.

CURRENT OFFERING TERMS

The Company continues to offer up to 25,000,000 shares of Common Stock at an offering price of $1.00 per share, for a maximum aggregate offering amount of $25,000,000, on the terms described in the qualified Offering Circular. This Supplement does not change the offering price, the maximum number of shares offered, or the maximum aggregate offering amount.

COMPANY INFORMATION

Crowdcasting Inc. is a California corporation. Its principal executive offices are located at 2219 Main Street, Unit 389, Santa Monica, California 90405. The Company's telephone number is (310) 873-8609. The Company's CIK is 0002125668 and its Regulation A SEC File Number is 024-12738.

TRANSFER AGENT

The Company's transfer agent is Transfer Online, Inc., 512 SE Salmon Street, Portland, Oregon 97214, telephone (503) 227-2950. Transfer Online, Inc. maintains the Company's shareholder records and stock ledger.

SECURITIES ACT LEGEND

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

DELIVERY OF FINAL OFFERING CIRCULAR

The Company may satisfy applicable Regulation A delivery requirements by providing investors with the Final Offering Circular or by providing the notice and access contemplated by Rule 251(d)(2)(ii), as applicable. Investors should review the qualified Offering Circular and this Supplement together.

RISK FACTORS

An investment in the Company's Common Stock involves a high degree of risk. Prospective investors should carefully review the "Risk Factors" section of the qualified Offering Circular, together with all other information contained in the Offering Circular and this Supplement, before making an investment decision. Investors should be able to bear the loss of their entire investment.

INCORPORATION OF OFFERING CIRCULAR

This Supplement does not replace the qualified Offering Circular. The Offering Circular dated March 17, 2026, together with this Supplement, should be read as the Company's current offering disclosure for the securities described above. Capitalized terms used but not defined in this Supplement have the meanings assigned to them in the Offering Circular.

SUMMARY INFORMATION

Issuer	Crowdcasting Inc.
CIK	0002125668
SEC Regulation A File No.	024-12738
State of Incorporation	California
Principal Executive Office	2219 Main Street, Unit 389, Santa Monica, CA 90405
Telephone	(310) 873-8609
Qualification Date	May 14, 2026
Securities Offered	Up to 25,000,000 shares of Common Stock
Offering Price	$1.00 per share
Maximum Aggregate Offering	$25,000,000
Transfer Agent	Transfer Online, Inc.